FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)
Year Ended December 31, 2020
With Report of Independent Registered Public Accounting Firm
(Confidential Pursuant to Rule 17a-5(e)(3))

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

December 31, 2020

Contents

Report of Independent Registered Public Accounting Firm

Financial Statements

(Confidential Pursuant to Rule 17a-5(e)(3))



Ernst & Young LLP
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Salt Lake City, Utah, 84101

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Report of Independent Registered Public Accounting Firm

To the Shareholder and the Board of Directors of Zions Direct, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Zions Direct, Inc. (the "Company") as of December 31, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

March 1, 2021

We have served as the Company's auditor since 2000.


Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Statement of Financial Condition

December 31, 2020


Assets

Cash and cash equivalents	$	14,350,538
Restricted cash		150,000
Cash deposits with clearing organizations		3,350,627
Receivables from brokers, dealers and clearing organizations		1,607,913
Fixed assets, at cost, less accumulated depreciation and amortization of $42,170		1,757
Net deferred income tax assets		57,304
Prepaid expenses		48,271
Other assets		30,670
Total assets	$	19,597,080

Liabilities and stockholder's equity

Payables to brokers, dealers and clearing organizations	$	1,570,300
Net payable to affiliate		51,196
Accrued expenses		138,674
Total liabilities		1,760,170
Stockholder's equity:		
Common stock (50,000 shares authorized, issued and outstanding; $1.00 par value)		50,000
Additional paid-in capital		37,444,512
Retained deficit		(19,657,602)
Total stockholder's equity		17,836,910
Total liabilities and stockholder's equity	$	19,597,080

See accompanying notes to financial statements.

Zions Direct, Inc.
(A Wholly-Owned Subsidiary of Zions Bancorporation, National Association)

Notes to Financial Statements

1. Organization and Ownership

Zions Direct, Inc. (the "Company") is a wholly-owned subsidiary of Zions Bancorporation, National Association ("Parent"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered as a broker-dealer under the Securities Exchange Act of 1934.

The Company provides brokerage services to its client base, transactions in fixed income products, mutual funds, equities, municipal securities, options and various other investment products.

The Company operates *zionsdirect.com*, an online brokerage service and a customer service center in its principal office in Salt Lake City, Utah.

For retail securities transactions, the Company operates as an introducing broker-dealer, clearing transactions through Interactive Brokers ("IB"). The Company does not carry customer balances, clear customer transactions, or serve as custodian for customer securities.

On a riskless principal basis, the Company trades with institutional clients under the delivery-versus-payment model through Depository Trust Company (DTC). The Company is a member of DTC and its affiliate, the National Securities Clearing Corporation (NSCC). DTC/NSCC provides clearing services for the Company's self-cleared trades with other DTC/NSCC members.

The Company also engages in securities underwriting services as a co-manager for institutional clients. The primary role the Company performs is taking on its allocated portion of the underwriting risk and its allocated portion of the liability for errors and omissions. The Company does not have any role in receiving or otherwise handling the cash of investors in an offering. Cash from investors is received and otherwise handled by the lead underwriter. The Company does not have any role in delivering newly-issued securities to investors. Securities are delivered to investors by the lead underwriter. None of the investors in underwritten securities were sold newly-issued securities by the Company.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("GAAP"). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Cash, Cash Equivalents, and Restricted Cash

The Company classifies all highly liquid investments with no restrictions and an original maturity date of three months or less as cash equivalents. Cash equivalents represent funds held in a money market fund that totaled $ 14,200,527 as of December 31, 2020. The Company's cash, cash equivalents, and restricted cash are carried at cost, which approximates fair value. Amounts included in restricted cash represent those required to be set aside by a contractual agreement with the Parent for the payment of inter-affiliate support services provided by the Parent to the Company.

Cash Deposits with Clearing Organizations

DTC and NSCC require a cash deposit relative to the Company's membership.

Fixed Assets

Fixed assets are carried at cost, less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful lives, which range between three and ten years.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases and are measured using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not to occur.

Equity

The Company received a $10 million capital contribution from the Parent in 2020 to support an initiative to expand the securities underwriting activities of the Company.

3. Recent Accounting Pronouncements

Adoption of New Accounting Standards

ASU 2016-13, Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent related ASUs

The Company adopted ASU 2016-13 and its subsequent updates on January 1, 2020. See Footnote 8 for additional details on the financial statement impact of completing the adoption.

4. Receivables from and Payables to Brokers, Dealers, and Clearing Organizations

Included in the receivables from and payables to brokers, dealers, and others are amounts due on unsettled principal securities transactions and payables for clearing charges.

Also included in the receivables from brokers, dealers, and others are commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges.

5. Income Taxes

The Company is included in the consolidated federal income tax return filed its Parent. Generally, the Company files separate state and local income tax returns; however, where applicable, it is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. State and local taxes have been provided for in these financial statements on separate entity income at the effective rate of the Company. The Company is no longer subject to income tax examinations for years prior to 2013 for federal and certain state returns.

The Company's income tax provision is computed in accordance with a Tax Allocation Agreement between the Parent and its subsidiaries. The Company provides for income taxes on a separate return basis, except that, under an agreement between the Parent and the Company, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of the Parent to reimburse its subsidiaries for any tax benefits recorded, which amounted to $10,962 in 2020. Deferred tax assets (DTAs) of the Company are offset with deferred tax liabilities for financial reporting only.

The Company's effective tax rate of 25.69% for 2020 was primarily impacted by the provision for state and local taxes, net of federal tax impact, and the benefit from certain nontaxable dividends.

Interest and penalties, if any, related to income tax matters are included in income tax (benefit)/expense in the statement of operations. As of December 31, 2020, current income taxes receivable totaled $24,480, which is included in net payables to affiliates.

5. Income Taxes (continued)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. DTAs are reflected without reduction for a valuation allowance. No valuation

allowance is recorded as it is more likely than not that the assets will be realized through the Parent's consolidated tax return. A net DTA of $57,304 relates principally to deferred compensation.

The Company does not have any liability for unrecognized tax benefits relating to uncertain tax positions as of December 31, 2020.

6. Benefits

The Company participates in the Parent's Payshelter 401(K) and Employee Stock Ownership Plan ("Payshelter") under which employees select from several investment alternatives. Employees can contribute up to 80% of their earnings subject to the annual maximum allowed contribution and will be matched 100% by the Company for the first 3% of employee contributions and 50% for the next 3% of employee contributions. Matching contributions to participants, which were shares of the Parent's common stock purchased in the open market amounted to $5,322 for 2020 and is included in employee compensation and benefits.

7. Net Capital Requirement

As a registered broker-dealer with the SEC and FINRA, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness as defined. At December 31, 2020, the Company had net capital, as defined by the Rule, of $17,200,663, which was $16,950,663 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.0125 to 1 at December 31, 2020.

8. Credit Losses on Financial Instruments

ASU 2016-13, Credit Losses (Topic 326), and subsequent updates, significantly changes how entities will measure credit losses for virtually all financial assets and certain other instruments that are not measured at fair value through net income that have the contractual right to receive cash. The update replaces the "incurred loss" approach with a current expected credit loss ("CECL") model for instruments such as loans and held-to-maturity securities that are measured at amortized cost. The ASU requires credit losses relating to available-for-sale ("AFS") debt securities to be recorded through an allowance for credit loss ("ACL") rather than a reduction of the carrying amount and replaces the historically required other-than-temporary impairment

8. Credit Losses on Financial Instruments (continued)

("OTTI") analysis. It also changes the accounting for purchased credit-impaired debt securities and loans.

The Company's receivables from broker-dealers and clearing organizations include amounts receivable from unsettled trades and commission amounts due from the clearing broker related to the settlement of retail securities transactions, net of payables for clearing charges. The Company's trades are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time.

The ASU retains many of the current disclosure requirements in U.S. GAAP and expands other disclosure requirements. Upon adoption, there was no material impact to the Company.

9. Concentrations of Credit Risk

The Company is involved in various trading and brokerage activities on a riskless principal basis in which the counterparties primarily consist of broker-dealers, financial institutions, and other institutional customers. The risk of loss from failed trades depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. In the event counterparties do not fulfill their obligations, the Company will cancel or sell out the trade immediately thus significantly limiting any credit exposure.

10. Commitments and Contingent Liabilities

From time to time, the Company is subject to other lawsuits, arbitrations, claims and other legal proceedings in connection with its business. Some of these legal actions include claims for substantial or unspecified compensatory and/or punitive damages.

In the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, penalties or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition, results of operations or cash flows. However, the Company is unable to predict the outcome or the timing of the ultimate resolution of these matters or the potential fines, penalties or injunctive or other equitable relief, if any, that may result from these matters.

11. Related Party Transactions

The Company maintained $300,011 in cash in noninterest-bearing accounts at the Parent as of December 31, 2020.

11. Related Party Transactions (continued)

The Company's office space is located primarily in the Parent's banking facilities.

The Company reimburses the Parent for allocated overhead costs for back office support as well as for other operational cash transactions paid on the Company's behalf during the month. The net payable from affiliate also includes a tax receivable, and at December 31, 2020 the net payable was $51,196.

The Company received a $10 million capital contribution from the Parent in 2020 to support an initiative to expand the securities underwriting activities of the Company.

12. Subsequent Events

Management has evaluated subsequent events through March 1, 2021, the date that the financial statements were issued. No subsequent events were noted that would have a material impact on the financial statements.